UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”) dated August 16, 2012: DryShips Inc. Reports Financial and Operating Results for the Second Quarter 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: August 16, 2012	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE SECOND QUARTER 2012

August 16, 2012, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), or the Company, a global provider of marine transportation services for drybulk and petroleum cargoes, and through its majority owned subsidiary, Ocean Rig UDW Inc., or Ocean Rig, of off-shore deepwater drilling services, today announced its unaudited financial and operating results for the second quarter ended June 30, 2012.

Second Quarter 2012 Financial Highlights

➢

For the second quarter of 2012, the Company reported a net loss of $18.2 million, or $0.05 basic and diluted loss per share.

Included in the second quarter 2012 results are:

     - charges to our subsidiary, Ocean Rig, relating to the 10 year class survey costs of $3.0 million for the Eirik Raude, or $0.01 per share

    -   losses incurred on our interest rate swaps totaling $13.0 million, or $0.03 per share

➢

The Company reported Adjusted EBITDA of $144.6 million for the second quarter of 2012 as compared to $136.2 million for the second quarter of 2011.(1)

Recent Events

-

Ocean Rig signed Letters of Intent (2) with three major oil companies for three drillships for an additional backlog of $2.2 billion over three years.

-

On August 7, 2012, Ocean Rig entered into an amortizing interest rate swap agreement for an initial notional amount of $450 million maturing in July 2017. This agreement was entered into to hedge the Company’s exposure to interest rate fluctuations by fixing the interest rate at 1.0425% from July 2013 until July 2017.

-

On July 24, 2012, the Company signed a term sheet with ABN AMRO, Korea Development Bank and Korea Trade Insurance Corporation (“KSURE”) for a $107.7 million senior secured term loan facility to partially finance our tankers, Alicante, Mareta and Bordeira. The term of the facility is 6 years and the repayment profile is 12 years. The facility agent will be ABN AMRO. This facility is subject to definitive documentation which we expect to complete in the third quarter of 2012.

-

On July 19, 2012, the Company was notified by Norddeutsche Landesbank (“NordLB”) that a waiver request has been formally granted under our $126.4 million term loan facility dated July 23, 2008, as amended. Under the main terms of the waiver, the Company agrees to make a prepayment to the lender in the amount of $9.1 million (which amount is currently in a cash collateral account pledged to the lender) in return for the relaxation of VMC requirements going forward. This waiver is subject to definitive documentation which the Company expects to complete in the third quarter of 2012.

(1)   Adjusted EBITDA is a non-GAAP measure, please see later in this press release for a reconciliation to net income.

(2)  Subject to certain conditions

-

In July 2012, Ocean Rig formally commenced syndication of a $1.35 billion senior secured term loan facility to partially finance our drillship newbulding hulls 1979, 2013 and 2032. This facility will be led by DNB and Nordea and is expected to have both a commercial tranche and an export credit agency (ECA) tranche. Ocean Rig has received conditional commitments for the commercial tranche, and is expecting to receive commitments from ECAs in the third quarter of 2012.

George Economou, Chairman and Chief Executive Officer of the Company commented:

"The bulk shipping market is in a tough spot facing multiple challenges. In the drybulk and tanker segments, spot charter rates continue to hover at historic lows and asset values have dropped precipitously in the last two years, not to mention from the highs of 2007/2008. Bunker prices have dropped somewhat from the record highs seen earlier this year but remain at high levels. The time charter market lacks liquidity and the rates anyway are very low, well below breakeven rates. And to compound all of this there is a severe lack of liquidity from the traditional lenders as they contract balance sheets to meet Basel III requirements or due to complete exits from the sector. We still have contract coverage of 44% on the drybulk fleet for the remainder of 2012, however, unless the freight market recovers the shipping segment will remain a drag on our results. Additionally we also have significant capital expenditures to finance our newbuilding program, which is something we are pro-actively managing in this challenging environment.

“Having said that, we remain defensively positioned to weather the storm with a relatively healthy cash position and our holding in Ocean Rig. We are very excited about the prospects for Ocean Rig as we recently signed letters of intent with three major oil companies for three of our drillships, including two of our newbuildings, for an additional backlog of $2.2 billion over three years. Assuming these contracts materialize, our total backlog will nearly double from $2.6 billion to $4.8 billion over three years and will provide Ocean Rig with substantial cash flow visibility and growth. Given strong industry fundamentals and the fact that there are very few ultra deepwater units available in 2013 we expect to further increase our already substantial backlog by entering into long term contracts for our two remaining units available in 2013. We continue to build on the Ocean Rig story and have positioned the company to build further on this strong platform to become the preferred contractor in the ultra deepwater sector. The holding in Ocean Rig provides us the flexibility to navigate through the tough shipping environment and weather the storm."

Financial Review: 2012 Second Quarter

The Company recorded a net loss of $18.2 million, or $0.05 basic and diluted loss per share, for the three-month period ended June 30, 2012, as compared to a net loss of $114.1 million, or $0.33 basic and diluted loss per share, for the three-month period ended June 30, 2011. Adjusted EBITDA was $144.6 million for the second quarter of 2012 as compared to $136.2 million for the same period in 2011.

For the drybulk carrier segment, net voyage revenues (voyage revenues minus voyage expenses) amounted to $58.6 million for the three-month period ended June 30, 2012, as compared to $87.7 million for the three-month period ended June 30, 2011. For the offshore drilling segment, revenues from drilling contracts increased by $136.9 million to $263.5 million for the three-month period ended June 30, 2012 as compared to $126.6 million for the same period in 2011. For the tanker segment, net voyage revenues amounted to $8.5 million for the three-month period ended June 30, 2012 as compared to $4.1 million for the same period in 2011.

Total vessels’, drilling rigs’ and drillships’ operating expenses and total depreciation and amortization increased to $167.3 million and $84.1 million, respectively, for the three-month period ended June 30, 2012, from $84.9 million and $65.1 million, respectively, for the three-month period ended June 30, 2011. Total general and administrative expenses increased to $32.8 million in the second quarter of 2012 from $27.2 million during the comparative period in 2011.

Interest and finance costs, net of interest income, amounted to $54.2 million for the three-month period ended June 30, 2012, compared to $33.3 million for the three-month period ended June 30, 2011.

Fleet List

The table below describes our fleet profile as of August 16, 2012:

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest
Drybulk fleet

Capesize:
Mystic	2008	170,040	Capesize	$52,310	Aug-18	Dec-18
Robusto	2006	173,949	Capesize	$26,000	Aug-14	Dec-14
Cohiba	2006	174,234	Capesize	$26,250	Oct-14	Feb-15
Montecristo	2005	180,263	Capesize	$23,500	May-14	Oct-14
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$30,000	Jan-18	Aug-18
Partagas	2004	173,880	Capesize	$10,000	Jun-13	Aug-13
Alameda	2001	170,662	Capesize	$27,500	Nov-15	Jan-16
Capri	2001	172,579	Capesize	$12,500	Jan-13	Apr-13

Panamax:
Raraka	2012	76,037	Panamax	$13,150	Feb-13	Apr-13
Woolloomooloo	2012	76,064	Panamax	$13,150	Jan-13	Mar-13
Amalfi	2009	75,206	Panamax	$39,750	Aug- 13	Oct- 13
Rapallo	2009	75,123	Panamax	Spot	N/A	N/A
Catalina	2005	74,432	Panamax	$40,000	Jun-13	Aug-13
Majorca	2005	74,477	Panamax	Spot	N/A	N/A
Ligari	2004	75,583	Panamax	Spot	N/A	N/A
Saldanha	2004	75,707	Panamax	Spot	N/A	N/A
Sorrento	2004	76,633	Panamax	$24,500	Aug-21	Dec-21
Mendocino	2002	76,623	Panamax	Spot	N/A	N/A
Bargara	2002	74,832	Panamax	Spot	N/A	N/A
Oregon	2002	74,204	Panamax	Spot	N/A	N/A
Ecola	2001	73,931	Panamax	Spot	N/A	N/A
Samatan	2001	74,823	Panamax	Spot	N/A	N/A
Sonoma	2001	74,786	Panamax	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	Spot	N/A	N/A
Maganari	2001	75,941	Panamax	Spot	N/A	N/A
Coronado	2000	75,706	Panamax	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	N/A	N/A
Redondo	2000	74,716	Panamax	Spot	N/A	N/A
Topeka	2000	74,716	Panamax	$12,250	Dec-12	Feb-13
Ocean Crystal	1999	73,688	Panamax	Spot	N/A	N/A
Helena	1999	73,744	Panamax	Spot	N/A	N/A

Supramax:
Byron	2003	51,118	Supramax	Spot	N/A	N/A
Galveston	2002	51,201	Supramax	Spot	N/A	N/A
	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest
Newbuildings
Newbuilding Ice –class Panamax 1	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding Ice –class Panamax 2	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding Ice –class Panamax 3	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding Ice –class Panamax 4	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding VLOC #4	2013	206,000	Capesize	Spot	N/A	N/A
Newbuilding VLOC #5	2013	206,000	Capesize	Spot	N/A	N/A
Newbuilding VLOC #3	2013	206,000	Capesize	$21,500	Jan- 20	Jan-27
Newbuilding Capesize 1	2012	176,000	Capesize	Spot	N/A	N/A
Newbuilding Capesize 2	2012	176,000	Capesize	Spot	N/A	N/A
Newbuilding VLOC #1	2012	206,000	Capesize	$25,000	June-15	June-20
Newbuilding VLOC #2	2012	206,000	Capesize	$23,000	Oct- 17	Oct-22

Tanker fleet
Petalidi	2012	158,300	Suezmax	Spot	N/A	N/A
Calida	2012	115,200	Aframax	Spot	N/A	N/A
Lipari	2012	158,300	Suezmax	Spot	N/A	N/A
Vilamoura	2011	158,300	Suezmax	Spot	N/A	N/A
Saga	2011	115,200	Aframax	Spot	N/A	N/A
Daytona	2011	115,200	Aframax	Spot	N/A	N/A
Belmar	2011	115,200	Aframax	Spot	N/A	N/A

Newbuildings
Blanca	2013	158,300	Suezmax	Spot	N/A	N/A
Bordeira	2013	158,300	Suezmax	Spot	N/A	N/A
Esperona	2013	158,300	Suezmax	Spot	N/A	N/A
Alicante	2012	115,200	Aframax	Spot	N/A	N/A
Mareta	2012	115,200	Aframax	Spot	N/A	N/A

Drilling Rigs/Drillships:

Unit	Year built	Redelivery	Operating area	Backlog ($m) (1)(2)
Leiv Eiriksson	2001	Q4 – 12	Falkland Islands	$78
Leiv Eiriksson	2001	Q1 – 16	North Sea	$653
Eirik Raude	2002	Q3 – 12	Equatorial Guinea	$49
Eirik Raude	2002	Q1- 13	West Africa	$75
Ocean Rig Corcovado	2011	Q2 – 15	Brazil	$483
Ocean Rig Olympia	2011	Q3 – 12	Ghana	$4
Ocean Rig Olympia	2011	Q3- 15	Angola	$652
Ocean Rig Poseidon	2011	Q2 – 13	Tanzania	$162
Ocean Rig Mykonos	2011	Q1 – 15	Brazil	$452
Total				$2,608

(1) Backlog as of June 30, 2012

(2) Does not include additional backlog of $2.2 billion over three years resulting from conditional LOIs

Drybulk Carrier and Tanker Segment Summary Operating Data (unaudited)

 (Dollars in thousands, except average daily results)

Drybulk	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2012	2011	2012
Average number of vessels(1)	35.0	35.4	35.9	35.7
Total voyage days for vessels(2)	3,136	3,200	6,404	6,476
Total calendar days for vessels(3)	3,188	3,218	6,503	6,503
Fleet utilization(4)	98.4%	99.4%	98.5%	99.6%
Time charter equivalent(5)	$27,964	$18, 319	$27,829	$20,229
Vessel operating expenses (daily)(6)	$6,435	$5,313	$6,107	$5,484

Tanker	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2012	2011	2012
Average number of vessels(1)	2.6	6.1	1.8	5.5
Total voyage days for vessels(2)	245	552	326	1,005
Total calendar days for vessels(3)	245	552	326	1,005
Fleet utilization(4)	100%	100%	100%	100%
Time charter equivalent(5)	$16,935	$15,310	$15,945	$15,583
Vessel operating expenses (daily)(6)	$8,600	$8,690	$12,239	$8,096

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including off hire days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

Drybulk	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2012	2011	2012
Voyage revenues	$ 93,140	$62,487	$190,128	$139,508
Voyage expenses	(5,446)	(3,865)	(11,912)	(8,508)
Time charter equivalent revenues	$ 87,694	$58,622	$178,216	$131,000
Total voyage days for fleet	3,136	3,200	6,404	6,476
Time charter equivalent TCE	$ 27,964	$18,319	$27,829	$20,229

Tanker	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2012	2011	2012
Voyage revenues	$ 4,249	$10,161	$5,348	$17,637
Voyage expenses	(100)	(1,710)	(150)	(1,976)
Time charter equivalent revenues	$ 4,149	$8,451	$5,198	$15,661
Total voyage days for fleet	245	552	326	1,005
Time charter equivalent TCE	$16,935	$15,310	$15,945	$15,583

Dryships Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2012	2011	2012

REVENUES:
Voyage revenues	$97,389	$72,648	$195,476	$157,145
Revenues from drilling contracts	126,629	263,491	235,955	426,490
	224,018	336,139	431,431	583,635

EXPENSES:
Voyage expenses	5,546	5,575	12,062	10,484
Vessel operating expenses	22,622	22,251	43,706	43,796
Drilling rigs operating expenses	62,288	145,052	104,137	230,392
Depreciation and amortization	65,106	84,079	121,021	166,034
Vessel impairments and other, net	87,747	(525)	87,745	963
General and administrative expenses	27,214	32,770	53,930	65,344
Legal settlements and other	-	(7,425)	-	(1,606)

Operating income / (loss)	(46,505)	54,362	8,830	68,228

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(33,293)	(54,170)	(48,902)	(106,347)
Loss on interest rate swaps	(35,920)	(12,963)	(39,775)	(21,714)
Other, net	1,717	4,824	3,812	2,576
Income taxes	(3,817)	(11,596)	(9,778)	(21,628)
Total other expenses	(71,313)	(73,905)	(94,643)	(147,113)

Net loss	(117,818)	(19,543)	(85,813)	(78,885)

Net income/ (loss) attributable to Non controlling interests	3,729	1,341	(2,511)	13,227

Net loss attributable to Dryships Inc.	$(114,089)	$(18,202)	$(88,324)	$(65,658)

Loss per common share, basic and diluted	$(0.33)	$(0.05)	$(0.27)	$(0.17)
Weighted average number of shares, basic and diluted	351,297,180	380,152,244	344,259,487	380,152,244

Dryships Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2011	June 30, 2012

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$251,143	$366,292
Restricted cash	72,765	67,344
Other current assets	246,169	343,193
Total current assets	570,077	776,829

FIXED ASSETS, NET:
Advances for vessels and rigs under construction and acquisitions	1,027,889	972,570
Vessels, net	1,956,270	2,063,115
Drilling rigs, drillships, machinery and equipment, net	4,587,916	4,527,770
Total fixed assets, net	7,572,075	7,563,455

OTHER NON-CURRENT ASSETS:
Restricted cash	332,801	301,899
Other non-current assets	146,736	152,103
Total non-current assets	479,537	454,002
Total assets	8,621,689	8,794,286

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	429,149	499,823
Other current liabilities	327,114	405,080
Total current liabilities	756,263	904,903

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	3,812,686	3,694,951
Other non-current liabilities	114,078	139,076
Total non-current liabilities	3,926,764	3,834,027

STOCKHOLDERS’ EQUITY:
Total stockholders’ equity	3,938,662	4,055,356
Total liabilities and stockholders’ equity	$8,621,689	$8,794,286

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, vessel impairments and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended June 30, 2011	Three Months Ended June 30, 2012	Six Months Ended June 30, 2011	Six Months Ended June 30, 2012

Net loss	(114,089)	(18,202)	(88,324)	(65,658)

Add: Net interest expense	33,293	54,170	48,902	106,347
Add: Depreciation and amortization	65,106	84,079	121,021	166,034
Add: Impairment losses	112,104	-	112,104	-
Add: Income taxes	3,817	11,596	9,778	21,628
Add: Loss on interest rate swaps	35,920	12,963	39,775	21,714
Adjusted EBITDA	136,151	144,606	243,256	250,065

Conference Call and Webcast: August 17, 2012

As announced, the Company’s management team will host a conference call, on Friday, August 17, 2012 at 8:00 a.m. Eastern Daylight Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "DryShips."

A replay of the conference call will be available until August 24, 2012. The United States replay number is 1(866) 247- 4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 55 00 00 and the access code required for the replay is: 2133051#.

A replay of the conference call will also be available on the Company’s website at www.dryships.com under the Investor Relations section.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 3 of which remain to be delivered to Ocean Rig during 2013.  DryShips owns a fleet of 46 drybulk carriers (including newbuildings), comprising 11 Capesize, 28 Panamax, 2 Supramax and 5 newbuilding Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of approximately 5.1 million tons, and 12 tankers (including newbuildings), comprising 6 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.6 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com